Morgan Stanley Bank, NA

Form SBSE-A; Item 13A – Supplemental Information

Firm Name: Deloitte
Address: 30 Rockefeller Center, 41st Floor, New York, NY 10122
Effective date: 05/18/1990
Type: Firm/Auditor

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15):

In addition, the applicant makes use of firmwide arrangements whereby group service entities maintain systems infrastructure and corresponding records on behalf of other group operating entities.

Form SBSE-A; Item 13-B - Supplemental Information

Firm Name: Morgan Stanley & Co. LLC
SEC File Number: 008-15869
CRD: 8209
NFA: 3045
CIK Number: 1359291
Address: 1585 Broadway, New York, NY 10036
Effective date: 07/23/2010

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15):

Morgan Stanley & Co. LLC, as a registered Futures Commission Merchant (FCM), provides Futures trading and clearing services to Morgan Stanley Bank, N.A., as an affiliate, for contracts listed on US Futures exchanges.